Skadden, Arps, Slate, Meagher & Flom llp

Av. Brigadeiro Faria Lima, 3311 7° andar

04.538-133 São Paulo - SP - Brazil

________

TEL: +55 11 3708 1820

FAX: +55 11 3708 1845

www.skadden.com

VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn Mr. Justin Dobbie Legal Branch Chief	June 26, 2014

AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

RE:     Embraer S.A./Embraer Overseas Limited
Amendment No. 2 on Form F-3 to Form F-4
Registration Statement File No. 333-195376

Ladies and Gentlemen:

On behalf of Embraer S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Embraer”), and Embraer Overseas Limited, an exempted limited liability company organized under the laws of the Cayman Islands (the “Company”), we hereby electronically transmit for filing with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 2 on Form F-3 (“Amendment No. 2”) to the registration statement on Form F-4 filed by the Company and Embraer (Registration No. 333-195376) on April 18, 2014 (the registration statement on Form F-4, as amended by Amendment No. 1 and Amendment No. 2 to such registration statement, the “Registration Statement”) relating to the registration and resale by the holders of up to US$540,518,000 aggregate principal amount of 5.696% Senior Notes due 2023 issued in September 2013 by the Company and guaranteed by Embraer.

As discussed, Embraer intends to file an acceleration request with the Commission to request the Registration Statement be declared effective on or before June 27, 2014, upon clearance from the Staff.

June 24, 2014

Please note that the applicable registration fee in connection with the Registration Statement was previously paid in connection with the filing on April 18, 2014 of the registration statement on Form F-4 by Embraer (CIK No. 0001355444) and the Company (CIK No. 0001473237).

If you have any questions regarding the foregoing, please contact the undersigned (richard.aldrich@skadden.com) at +55-11-3708-1830 (fax: 55-11-3706-2830) or Filipe B. Areno (filipe.areno@skadden.com) at +55-11-3708-1848 (fax: 55-11-3708-1845).

Very truly yours,

/s/ Richard S. Aldrich, Jr.
Richard S. Aldrich, Jr., Partner
Skadden, Arps, Slate, Meagher & Flom LLP

cc:        - Donald E. Field – U.S. Securities and Exchange Commission

            - Justin Dobbie – U.S. Securities and Exchange Commission

- Frederico Pinheiro Fleury Curado - Embraer S.A.

- Terena Rodrigues - Embraer S.A.

- Márcia Sato - Embraer S.A.

- Filipe B. Areno - Skadden, Arps, Slate, Meagher & Flom LLP

- Marcio Serpejante Peppe - KPMG

- Wayne E. Carnall - PWC